No: 1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF November 2004

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Contents

Exhibit 1:

English summary and translation of semi-annual report (“hanki-houkokusho”) for the First-Half term (six months ended September 30, 2004) of the 81st fiscal period.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA ( HONDA MOTOR CO., LTD )

/s/ Satoshi Aoki
Satoshi Aoki
Senior Managing and
Representative Director

Date: December 22, 2004

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Balance Sheets

September 30, 2003 and 2004 and March 31, 2004

	Yen (millions)
	September 30, 2003	September 30, 2004	March 31, 2004
	unaudited	unaudited	audited
Assets
Current assets:
Cash and cash equivalents	¥624,842	¥695,790	¥724,421
Trade accounts and notes receivable, net of allowance for doubtful accounts of ¥7,785 million at September 30, 2003, ¥8,161million at September 30, 2004 and ¥9,177 million at March 31, 2004	320,461	357,780	373,416
Finance subsidiaries-receivables, net (note 2)	1,081,896	1,364,474	1,264,620
Inventories (note 3)	784,796	818,265	765,433
Deferred income taxes	200,134	195,979	222,179
Other current assets	311,660	339,846	303,185

Total current assets	3,323,789	3,772,134	3,653,254

Finance subsidiaries-receivables, net (note 2)	2,416,333	2,688,984	2,377,338

Investments and advances:
Investments in and advances to affiliates	293,001	322,367	298,242
Other, including marketable equity securities (note 4)	189,838	274,390	242,824

Total investments and advances	482,839	596,757	541,066

Property, plant and equipment, at cost (note 5):
Land	347,596	357,349	354,762
Buildings	932,332	1,008,575	968,159
Machinery and equipment	1,986,273	2,192,685	2,072,347
Construction in progress	93,159	88,161	49,208

	3,359,360	3,646,770	3,444,476
Less accumulated depreciation	1,970,848	2,108,734	2,008,945

Net property, plant and equipment	1,388,512	1,538,036	1,435,531

Other assets	380,314	321,432	321,579

Total assets	¥7,991,787	¥8,917,343	¥8,328,768

	Yen (millions)
	September 30, 2003	September 30, 2004	March 31, 2004
	unaudited	unaudited	audited
Liabilities and Stockholders’ Equity
Current liabilities:
Short-term debt (note 5)	¥803,532	¥646,323	¥734,271
Current portion of long-term debt (note 5)	405,533	627,015	487,125
Trade payables:
Notes	26,570	18,486	29,096
Accounts	739,668	860,832	882,141
Accrued expenses	789,475	846,608	813,733
Income taxes payable	65,439	34,670	31,194
Other current liabilities	324,475	410,402	357,259

Total current liabilities	3,154,692	3,444,336	3,334,819

Long-term debt (note 5)	1,283,072	1,587,620	1,394,612
Other liabilities (note 6)	810,042	750,989	724,937

Total liabilities	5,247,806	5,782,945	5,454,368

Stockholders’ equity:
Common stock, authorized 3,600,000,000 shares at September 30,2003 and March 31,2004 and 3,565,000,000 shares at September 30,2004; issued 974,414,215 shares at September 30, 2003 and March 31, 2004 and 939,414,215 shares at September 30, 2004	86,067	86,067	86,067
Capital surplus	172,719	172,529	172,719
Legal reserves	32,335	34,597	32,418
Retained earnings	3,382,512	3,648,428	3,589,434
Accumulated other comprehensive income (loss) (notes 4 and 8)	(844,530)	(779,754)	(854,573)
Treasury stock, at cost 18,884,208 shares at September 30, 2003, 5,279,439 shares at September 30, 2004 and 33,498,264 shares at March 31, 2004	(85,122)	(27,469)	(151,665)

Total stockholders’ equity	2,743,981	3,134,398	2,874,400

Commitments and contingent liabilities (notes 11 and 12)
Total liabilities and stockholders’ equity	¥7,991,787	¥8,917,343	¥8,328,768

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Income

For the 6 months ended September 30, 2003 and 2004 and the year ended March 31, 2004

	Yen (millions)
	September 30, 2003	September 30, 2004	March 31, 2004
	unaudited	unaudited	audited
Net sales and other operating revenue	¥4,025,431	¥4,166,731	¥8,162,600

Operating costs and expenses:
Cost of sales (note 1(s))	2,765,351	2,886,223	5,609,806
Selling, general and administrative (note 1(s))	723,312	723,386	1,503,683
Research and development	218,872	224,197	448,967

	3,707,535	3,833,806	7,562,456

Operating income	317,896	332,925	600,144

Other income (notes 1 (q) and (s)):
Interest	5,297	4,891	9,299
Other	19,854	35,998	54,909

	25,151	40,889	64,208

Other expenses (notes 1(q) and (s)):
Interest	5,527	5,900	10,194
Other	5,639	28,247	12,231

	11,166	34,147	22,425

Income before income taxes and equity in income of affiliates	331,881	339,667	641,927

Income taxes :
Current	62,557	63,562	139,318
Deferred	66,145	81,854	113,422

	128,702	145,416	252,740

Income before equity in income of affiliates	203,179	194,251	389,187

Equity in income of affiliates	35,999	47,133	75,151

Net income	¥239,178	¥241,384	¥464,338

	Yen
	September 30, 2003	September 30, 2004	March 31, 2004
Basic net income per common share (note 1(o)):	¥249.34	¥257.35	¥486.91

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

For the 6 months ended September 30, 2003 and 2004 and the year ended March 31, 2004

	Yen (millions)
	September 30, 2003	September 30, 2004	March 31, 2004
	unaudited	unaudited	audited
Common stock:
Balance at beginning of the period	¥86,067	¥86,067	¥86,067

Balance at end of the period	86,067	86,067	86,067

Capital surplus:
Balance at beginning of the period	172,529	172,719	172,529
Reissuance of treasury stock	190	—	190
Retirement of treasury stock	—	(190)	—

Balance at end of the period	172,719	172,529	172,719

Legal reserves:
Balance at beginning of the period	29,391	32,418	29,391
Transfer from retained earnings	2,944	2,179	3,027

Balance at end of the period	32,335	34,597	32,418

Retained earnings:
Balance at beginning of the period	3,161,664	3,589,434	3,161,664
Net income for the period	239,178	241,384	464,338
Cash dividends	(15,386)	(21,641)	(33,541)
Transfer to legal reserves	(2,944)	(2,179)	(3,027)
Retirement of treasury stock	—	(158,570)	—

Balance at end of the period	3,382,512	3,648,428	3,589,434

Accumulated other comprehensive income (loss):
(notes 4 and 8)
Balance at beginning of the period	(763,165)	(854,573)	(763,165)
Other comprehensive income (loss) for the period, net of tax	(81,365)	74,819	(91,408)

Balance at end of the period	(844,530)	(779,754)	(854,573)

Treasury stock:
Balance at beginning of the period	(56,766)	(151,665)	(56,766)
Purchase of treasury stock	(28,769)	(34,564)	(95,318)
Reissuance of treasury stock	413	—	419
Retirement of treasury stock	—	158,760	—

Balance at end of the period	(85,122)	(27,469)	(151,665)

Total stockholders’ equity	¥2,743,981	¥3,134,398	¥2,874,400

Disclosure of comprehensive income:
Net income for the period	¥239,178	¥241,384	¥464,338
Other comprehensive income (loss) for the period, net of tax (notes 4 and 8)
Adjustments from foreign currency translation	(98,218)	79,413	(195,941)
Unrealized gains (losses) on marketable equity securities:
Unrealized holding gains (losses) arising during the period	16,724	(4,097)	21,246
Reclassification adjustments for losses realized in net income	—	(234)	—
Minimum pension liabilities adjustment	129	(263)	83,287

	(81,365)	74,819	(91,408)

Total comprehensive income for the period	¥157,813	¥316,203	¥372,930

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the 6 months ended September 30, 2003 and 2004 and the year ended March 31, 2004

	Yen (millions)
	September 30, 2003	September 30, 2004	March 31, 2004
	unaudited	unaudited	audited
Cash flows from operating activities (note 7):
Net income	¥239,178	¥241,384	¥464,338
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	103,592	105,775	213,445
Deferred income taxes	66,145	81,854	113,422
Equity in income of affiliates	(35,999)	(47,133)	(75,151)
Provision for credit and lease residual losses on finance subsidiaries-receivables	23,112	25,195	46,940
Loss (gain) on derivative instruments and related others, net	(44,410)	(31,778)	(84,783)
Decrease (increase) in assets:
Trade accounts and notes receivable	117,169	30,317	50,925
Inventories	(50,251)	(29,256)	(51,836)
Other current assets	(122,639)	13,680	(154,320)
Other assets	(16,496)	(6,606)	(24,018)
Increase (decrease) in liabilities:
Trade accounts and notes payables	(36,811)	(65,013)	132,541
Accrued expenses	27,603	14,704	64,830
Income taxes payable	2,231	5,035	(31,068)
Other current liabilities	23,783	6,597	13,763
Other liabilities	14,047	(15,344)	43,656
Other, net	(7,649)	3,276	(9,742)

Net cash provided by operating activities	302,605	332,687	712,942
Cash flows from investing activities:
Decrease in investments and advances	16,099	5,939	40,598
Payment for purchase of available-for-sale securities	(22)	(955)	(61)
Proceeds from sales of available-for-sale securities	5,032	1,522	10,082
Capital expenditures	(128,033)	(170,146)	(287,741)
Proceeds from sales of property, plant and equipment	7,609	6,358	19,157
Acquisitions of finance subsidiaries-receivables	(1,869,625)	(1,956,939)	(3,564,012)
Collections of finance subsidiaries-receivables	972,602	1,303,607	1,993,892
Proceeds from sales of finance subsidiaries-receivables	471,439	379,247	820,650

Net cash used in investing activities	(524,899)	(431,367)	(967,435)
Cash flows from financing activities :
Increase (decrease) in short-term debt	19,679	(151,955)	(7,910)
Proceeds from long-term debt	412,544	461,080	885,162
Repayment of long-term debt	(76,343)	(194,298)	(289,107)
Cash dividends paid	(15,386)	(21,641)	(33,541)
Increase (decrease) in commercial paper classified as long-term debt	354	26	280
Payment for purchase of treasury stock, net	(28,769)	(34,564)	(95,312)

Net cash provided by financing activities	312,079	58,648	459,572
Effect of exchange rate changes on cash and cash equivalents	(12,347)	11,401	(28,062)

Net change in cash and cash equivalents	77,438	(28,631)	177,017

Cash and cash equivalents at beginning of the period	547,404	724,421	547,404

Cash and cash equivalents at end of the period	¥624,842	¥695,790	¥724,421

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the 6 months ended September 30, 2003 and 2004 and the year ended March 31, 2004

(1)	General and Summary of Significant Accounting Policies

(a)	Financial Statements

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. In the opinion of management, all adjustments which are necessary for a fair presentation have been included. The results for interim periods are not necessarily indicative of results which may be expected for any other interim period or for the year. For further information, refer to the March 31, 2004 consolidated financial statements and notes thereto included in Honda Motor Co., Ltd. and Subsidiaries Annual Report for the year ended March 31, 2004. Consolidated financial statements ended March 31, 2004 are derived from the audited consolidated financial statements, while consolidated financial statements ended September 30, 2003 and 2004 are unaudited.

(b)	Description of Business

Honda Motor Co., Ltd. (the “Company”) and its subsidiaries (collectively “Honda”) develop, manufacture, distribute and provide financing for the sale of its motorcycles, automobiles and power products. Honda’s manufacturing operations are principally conducted in 31 separate factories, 5 of which are located in Japan. Principal overseas manufacturing facilities are located in the United States of America, Canada, Mexico, the United Kingdom, France, Italy, Spain, India, Indonesia, Malaysia, Pakistan, the Philippines, Taiwan, Thailand, Vietnam, Brazil and Turkey.

Net sales and other operating revenue by category of activity for the 6 months ended September 30, 2004 were derived from: motorcycle business 12.7%, automobile business 80.4%, financial services 3.0%, and power products and other businesses 3.9%. Operating income by category of activity for the 6 months ended September 30, 2004 was derived from: motorcycle business 11.2%, automobile business 70.8%, financial services 14.4%, and power products and other businesses 3.6%.

Honda sells motorcycles, automobiles and power products in most countries in the world. For the 6 months ended September 30, 2004, 76.4% of net sales and other operating revenue (¥3,185,096 million) was derived from subsidiaries operating outside Japan (2003: ¥3,154,349 million). Net sales and other operating revenue for the 6 months ended September 30, 2004 was geographically broken down based on the location of customers as follows: Japan 20.2%, North America 52.1%, Europe 10.4%, Asia 11.5% and others 5.8%. For the 6 months ended September 30, 2004, 74.1% of operating income (¥246,549 million) was generated from foreign subsidiaries, disregarding the effect of elimination of unrealized profits between domestic operations and foreign operations (2003: ¥241,712 million).

(c)	Basis of Presenting Consolidated Financial Statements

The Company and its domestic subsidiaries maintain their books of account in conformity with financial accounting standards of Japan, and its foreign subsidiaries generally maintain their books of account in conformity with those of the countries of their domicile.

The consolidated financial statements presented herein have been prepared in a manner and reflect the adjustments which are necessary to conform them with accounting principles generally accepted in the United States of America.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(d)	Consolidation Policy

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

In January 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation (FIN) No. 46, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51.” In December 2003, the FASB issued FIN 46 (revised December 2003), “Consolidation of Variable Interest Entities” (“FIN 46R”), which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FIN 46. Honda applied FIN 46R as of March 31, 2004. The implementation of FIN 46R did not have a significant effect on Honda’s consolidated financial statements.

Minority interests in net assets and income are not significant and, accordingly, are not presented separately in the accompanying consolidated balance sheets and statements of income.

Investments in 20% to 50% owned affiliates in which the Company has the ability to exercise significant influence over their operating and financial policies are accounted for using the equity method.

(e)	Use of Estimates

Management of Honda has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Significant items subject to such estimates and assumptions include, but are not limited to, allowance for credit losses, allowance for losses on lease residual values, valuation allowance for inventories and deferred tax assets, impairment of long-lived assets, product warranty, and assets and obligations related to employee benefits. Actual results could differ from those estimates.

(f)	Revenue Recognition

Sales of manufactured products are recognized when persuasive evidence of an arrangement exists, delivery has occurred, title and risk of loss have passed to the customers, the sales price is fixed or determinable, and collectibility is probable.

Honda provides dealer incentives passed on to the end customers generally in the form of below-market interest rate loans or lease programs. The amount of interest or lease subsidies paid is the difference between the amount offered to retail customers and a market-based interest or lease rate. Honda also provides dealer incentives retained by the dealer, which generally represent discounts provided by Honda to the dealers. These incentives are classified as a reduction of sales revenue as the consideration is in cash and Honda does not receive an identifiable benefit in exchange for this consideration. The estimated costs are accrued at the time the product is sold to the dealer.

Interest income from finance receivables is recognized using the interest method. Finance receivable origination fees and certain direct origination costs are deferred, and the net fee or cost is recognized using the interest method over the contractual life of the finance receivables.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Finance subsidiaries of the Company periodically sell finance receivables. Gain or loss is recognized equal to the difference between the cash proceeds received and the carrying value of the receivables sold and is recorded in the period in which the sale occurs. Honda allocates the recorded investment in finance receivables between the portion(s) of the receivables sold and portion(s) retained based on the relative fair values of those portions on the date the receivables are sold. Honda recognizes gains or losses attributable to the change in the fair value of the retained interests, which are recorded at estimated fair value and accounted for as “trading” securities. Honda determines the value of the retained interest by discounting the future cash flows. Those cash flows are estimated based on prepayments, credit losses and other information as available and are discounted at a rate which Honda believes is commensurate with the risk free rate plus a risk premium. A servicing asset or liability is amortized in proportion to and over the period of estimated net servicing income. Servicing assets and servicing liabilities at September 30, 2003 and 2004 and March 31, 2004 were not significant.

(g)	Cash Equivalents

Honda considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

(h)	Inventories

Inventories are stated at the lower of cost, determined principally by the first-in, first-out method, or market.

(i)	Investments in Securities

Honda classifies its debt and equity securities in one of three categories: available-for-sale, trading, or held-to-maturity. Debt securities that are classified as “held-to-maturity” securities are reported at amortized cost. Debt and equity securities classified as “trading” securities are reported at fair value, with unrealized gains and losses included in earnings. Other debt and equity securities are classified as “available-for-sale” securities and are reported at fair value, with unrealized gains or losses, net of deferred taxes included in accumulated other comprehensive income (loss) in the stockholders’ equity section of the consolidated balance sheets. Honda did not hold any “trading” securities at September 30, 2003 or 2004 or March 31, 2004, except for retained interests in the sold pools of finance receivables, which are accounted for as “trading” securities and included in finance receivables.

Honda periodically reviews the fair value of investment securities. If the fair value of investment securities has declined below our cost basis and such decline is judged to be other-than-temporary, Honda recognizes the impairment of the investment securities and the carrying value is reduced to its fair value through a charge to income. The determination of other-than-temporary impairment is based upon an assessment of the facts and circumstances related to each investment security. In determining the nature and extent of impairment, Honda considers such factors as financial and operating conditions of the issuer, the industry in which the issuer operates, degree and period of the decline in fair value and other relevant factors.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(j)	Goodwill

On April 1, 2002, Honda adopted Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Intangible Assets” and ceased amortizing its goodwill at that time. SFAS No. 142 requires that goodwill be not amortized, but instead be tested for impairment at least annually. Honda completed its transitional impairment test of goodwill effective April 1, 2002 and its annual test effective March 31, 2003 and 2004 as prescribed by SFAS No. 142 and concluded no impairment needed to be recognized. The carrying amount of goodwill at September 30, 2003 and 2004 and March 31, 2004 were ¥17,532 million, ¥17,942 million and ¥17,666 million, respectively.

(k)	Depreciation

Depreciation of property, plant and equipment is calculated principally by the declining-balance method based on estimated useful lives of the respective assets.

The estimated useful lives used in computing depreciation of property, plant and equipment are as follows:

Asset	Life
Buildings	Up to 50 years
Machinery and equipment	2 to 20 years

(l)	Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

Honda’s long-lived assets and certain identifiable intangibles having finite useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows (undiscounted and without interest charges) expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of by sale are reported at the lower of the carrying amount or fair value less costs to sell.

(m)	Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date.

(n)	Product-Related Expenses

Advertising and sales promotion costs are expensed as incurred. Provisions for estimated costs related to product warranty are made at the time the products are sold to customers or new warranty programs are initiated. Estimated warranty expenses are provided based on historical warranty claim experience with consideration given to the expected level of future warranty costs as well as current information on repair costs. Included in warranty expenses accruals are costs for general warranties on vehicles Honda sells, product recalls and service actions outside the general warranties.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(o)	Basic Net Income per Common Share

Basic net income per common share has been computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding during each period. The weighted average number of common shares outstanding during the 6 months ended September 30, 2003 and 2004 and for the year ended March 31, 2004 was 959,257,426, 937,976,314 and 953,638,262, respectively. There were no potentially dilutive shares outstanding during the 6 months ended September 30, 2003 or 2004 or for the year ended March 31, 2004.

(p)	Foreign Currency Translation

Foreign currency financial statement amounts are translated into Japanese yen on the basis of the period-end rate for all assets and liabilities and the weighted average rate for the period for all income and expense amounts. Translation adjustments resulting therefrom are included in accumulated other comprehensive income (loss) in the stockholders’ equity section of the consolidated balance sheets.

Foreign currency receivables and payables are translated at the applicable current rates on the balance sheet date. All revenues and expenses associated with foreign currencies are converted at the rates of exchange prevailing when such transactions occur. The resulting exchange gains or losses are reflected in other income (expense) in the consolidated statements of income.

(q)	Derivative Financial Instruments

The Company and certain of its subsidiaries have entered into foreign exchange agreements and interest rate agreements to manage currency and interest rate exposures. These instruments include foreign currency forward contracts, currency swap agreements, currency option contracts and interest rate swap agreements.

Honda applies the provisions of Statement of Financial Accounting Standards (SFAS) No. 133, “Accounting for Derivative Instruments and Hedging Activities” and SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133”, which requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income (loss), depending on whether a derivative is designated as part of a hedge transaction and the type of hedge transaction. The ineffective portion of all hedges is immediately recognized in earnings.

As Honda does not apply hedge accounting subsequent to the adoption of SFAS No.133 and SFAS No. 138, changes in the fair value of its derivative instruments are recognized in earnings in the period of the change. The amount recognized in earnings included in other income – other during the 6 months ended September 30, 2003 and 2004 and for the year ended March 31, 2004, were ¥67,937 million, ¥11,027 million and ¥122,583 million, respectively. In relation to this, the Company included gains and losses on translation of debts of finance subsidiaries denominated in foreign currencies intended to be hedged of ¥22,470 million loss, ¥21,054 million gain and ¥36,410 million loss in other income – other during the 6 months ended September 30, 2003 and 2004 and the years ended March 31, 2004, respectively. In addition, net realized gains and losses on interest rate swap contracts not designated as accounting hedges in finance subsidiaries of ¥19,620 million loss, ¥19,707 million loss and ¥38,894 million loss are included in other income – other during the 6 months ended September 30, 2003 and 2004 and the years ended March 31, 2004. These gains and losses are presented on a net basis.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(r)	Shipping and Handling Costs

Shipping and handling costs are included in selling, general and administrative expenses, and are charged to earnings as incurred.

(s)	Reclassifications

Certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the presentation used for the 6 months ended September 30, 2004.

Certain gains and losses on sale and disposal of property, plant and equipment, which were previously recorded in other income (expenses) during the 6 months ended September 30, 2003, have been reclassified to selling, general and administrative expenses during the 6 months ended September 30,2004 and for the year ended March 31, 2004. In addition, net realized gains and losses on interest rate swap contracts not designated as accounting hedges in finance subsidiaries, which were previously recorded in cost of sales during the 6 months ended September 30,2003, have been reclassified to and included in other income (expenses) – other during the 6 months ended September 30, 2004 and for the year ended March 31, 2004. As a result of these reclassifications, operating income for the 6 months ended September 30, 2003 increased by ¥16,025 million.

(2)	Finance Subsidiaries - Receivables

Finance subsidiaries-receivables represent finance receivables generated by finance subsidiaries. Finance receivables include wholesale financing to dealers and retail financing and direct financing leases to consumers.

The allowance for credit losses is maintained at an amount management deems adequate to cover estimated losses on finance receivables. The allowance is based on management’s evaluation of many factors, including current economic trends, industry experience, inherent risks in the portfolio and the borrower’s ability to pay.

Finance subsidiaries of the Company purchase insurance to cover a substantial amount of the estimated residual value of vehicles leased to customers. The allowance for losses on lease residual values is maintained at an amount management deems adequate to cover estimated losses on the uninsured portion of the vehicles’ lease residual values. The allowance is also based on management’s evaluation of many factors, including current economic conditions, industry experience and the finance subsidiaries’ historical experience with residual value losses.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Finance subsidiaries-receivables, net, consisted of the following at September 30, 2003 and 2004 and March 31, 2004:

	Yen (millions)
	September 30, 2003	September 30, 2004	March 31, 2004
Direct financing leases	¥1,754,621	¥1,964,425	¥1,721,716
Retail	1,748,113	2,069,296	1,822,873
Wholesale	165,921	208,849	256,588
Term loans to dealers	18,292	19,568	26,764

Total finance receivables	3,686,947	4,262,138	3,827,941
Retained interests in the sold pools of finance receivables	70,219	64,075	61,072

	3,757,166	4,326,213	3,889,013
Less:
Allowance for credit losses	23,290	32,802	26,327
Allowance for losses on lease residual values	23,640	32,413	26,124
Unearned interest income and fees	212,007	207,540	194,604

Finance subsidiaries-receivables, net	3,498,229	4,053,458	3,641,958
Less current portion	1,081,896	1,364,474	1,264,620

Noncurrent finance subsidiaries-receivables, net	¥2,416,333	¥2,688,984	¥2,377,338

(3)	Inventories

Inventories at September 30, 2003 and 2004 and March 31, 2004 are summarized as follows:

	Yen (millions)
	September 30, 2003	September 30, 2004	March 31, 2004
Finished goods	¥531,186	¥560,795	¥521,146
Work in process	27,968	23,814	22,237
Raw materials	225,642	233,656	222,050

	¥784,796	¥818,265	¥765,433

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(4)	Investments and Advances-Other

Investments and advances-other at September 30, 2003 and 2004 and March 31, 2004 consisted of the following:

	Yen (millions)
	September 30, 2003	September 30, 2004	March 31, 2004
Marketable equity securities	¥92,891	¥90,925	¥98,300
Nonmarketable preferred stocks	16,200	16,200	16,200
Convertible preferred stocks	9,185	26,568	18,739
Convertible notes	25,861	64,516	49,759
Government bonds	—	3,000	—
Guaranty deposits	32,112	31,246	31,040
Life insurance contracts	4,329	4,104	4,181
Advances	3,648	5,738	4,064
Other	5,612	32,093	20,541

	¥189,838	¥274,390	¥242,824

Certain information with respect to available-for-sale securities, all of which are marketable equity securities at September 30, 2003 and 2004 and March 31, 2004 is summarized below:

	Yen (millions)
	September 30, 2003	September 30, 2004	March 31, 2004
Cost	¥32,631	¥30,888	¥30,928
Fair value	92,891	90,925	98,300
Gross unrealized gains	60,739	60,247	67,694
Gross unrealized losses	479	210	322

(5)	Short-Term and Long-Term Debt

Short-term debt at September 30, 2003 and 2004 and March 31, 2004 is as follows:

	Yen (millions)
	September 30, 2003	September 30, 2004	March 31, 2004
Short-term bank loans	¥247,168	¥217,027	¥258,556
Medium-term notes	116,371	88,269	85,979
Commercial paper	439,993	341,027	389,736

	¥803,532	¥646,323	¥734,271

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Long-term debt at September 30, 2003 and 2004 and March 31, 2004 is as follows:

	Yen (millions)
	September 30, 2003	September 30, 2004	March 31, 2004
Total long-term debt	¥1,688,605	¥2,214,635	¥1,881,737
Less current portion	405,533	627,015	487,125

	¥1,283,072	¥1,587,620	¥1,394,612

Property, plant and equipment with a net book value of approximately ¥14,098 million, ¥11,754 million and ¥11,425 million at September 30, 2003 and 2004 and March 31, 2004, respectively, were subject to specific mortgages securing indebtedness.

(6)	Other Liabilities

Other liabilities at September 30, 2003 and 2004 and March 31, 2004 are summarized as follows:

	Yen (millions)
	September 30, 2003	September 30, 2004	March 31, 2004
Allowance for product warranty, net of current portion	¥136,421	¥152,043	¥151,286
Minority interest	57,743	65,586	59,185
Additional minimum pension liabilities	555,077	420,196	419,747
Deferred income taxes	21,291	55,133	44,456
Other	39,510	58,031	50,263

	¥810,042	¥750,989	¥724,937

(7)	Supplemental Disclosures of Cash Flow Information

	Yen (millions)
	The 6 months ended September 30, 2003	The 6 months ended September 30, 2004	The year ended March 31, 2004
Cash paid during the period for:
Interest	¥47,400	¥46,533	¥91,207
Income taxes	91,368	98,328	203,029

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

During the year ended March 31, 2004, the Company reissued its treasury stocks at fair value of ¥603 million to the minority shareholder of a subsidiary, upon which the Company merged with the subsidiary. During the 6 months ended September 30, 2004, the Company retired shares totaling 35,000,000 shares at a cost of ¥158,760 million by offsetting with capital surplus of ¥190 million and unappropriated retained earnings of ¥158,570 million based on the resolution of Board of Directors.

(8)	Comprehensive Income

Comprehensive income consists of net income, change in adjustments from foreign currency translation, change in net unrealized gains on marketable equity securities, and change in minimum pension liabilities adjustment, and is included in the consolidated statements of stockholders’ equity.

Accumulated other comprehensive income (loss) at September 30, 2003 and 2004 and March 31, 2004 are as follows:

	Yen (millions)
	September 30, 2003	September 30, 2004	March 31, 2004
Adjustments from foreign currency translation	¥(567,690)	¥(586,000)	¥(665,413)
Net unrealized gains on marketable equity securities	31,544	31,735	36,066
Minimum pension liabilities Adjustment	(308,384)	(225,489)	(225,226)

Total accumulated other comprehensive income (loss)	¥(844,530)	¥(779,754)	¥(854,573)

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(9)	Fair Value of Financial Instruments

The estimated fair values of significant financial instruments at September 30, 2003 and 2004 and March 31, 2004 are as follows:

	Yen (millions)
	September 30, 2003		September 30, 2004		March 31, 2004
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Finance subsidiaries-receivables (a)	¥1,949,764	¥1,975,023	¥2,299,543	¥2,307,771	¥2,112,139	¥2,141,746
Investments and advances-marketable equity securities	92,891	92,891	90,925	90,925	98,300	98,300
Debt	(2,492,137)	(2,496,375)	(2,860,958)	(2,873,693)	(2,616,008)	(2,624,657)
Foreign exchange instruments (b):
Asset position	¥36,669	¥36,669	¥19,432	¥19,432	¥43,847	¥43,847
Liability position	(4,534)	(4,534)	(8,818)	(8,818)	(2,062)	(2,062)

Net	¥32,135	¥32,135	¥10,614	¥10,614	¥41,785	¥41,785

Interest rate instruments (c):
Asset position	¥3,016	¥3,016	¥5,426	¥5,426	¥166	¥166
Liability position	(32,872)	(32,872)	(4,371)	(4,371)	(23,149)	(23,149)

Net	¥(29,856)	¥(29,856)	¥1,055	¥1,055	¥(22,983)	¥(22,983)

(a)	The carrying amounts of Finance subsidiaries-receivables at September 30, 2003 and 2004 and March 31, 2004 in the table exclude ¥1,548,465 million, ¥1,753,915 million and ¥1,529,819 million of direct financing leases, net, classified as finance subsidiaries-receivables in the consolidated balance sheets, respectively.
(b)	The fair values of foreign currency forward contracts, foreign currency option contracts and foreign currency swap agreements are included in other assets and other current assets/liabilities in the consolidated balance sheets as follows:

	Yen (millions)
	September 30, 2003	September 30, 2004	March 31, 2004
Other current assets	¥14,146	¥2,564	¥9,761
Other assets	22,523	16,868	34,086
Other current liabilities	(4,534)	(8,818)	(2,062)

	¥32,135	¥10,614	¥41,785

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(c)	The fair values of interest rate swap agreements are included in other assets/liabilities and other current assets/liabilities in the consolidated balance sheets as follows:

	Yen (millions)
	September 30, 2003	September 30, 2004	March 31, 2004
Other current assets	¥—	¥193	¥166
Other assets	3,016	5,233	—
Other current liabilities	(32,782)	(4,283)	(23,048)
Other liabilities	(90)	(88)	(101)

	¥(29,856)	¥1,055	¥(22,983)

The estimated fair value amounts have been determined using relevant market information and appropriate valuation methodologies. However, these estimates are subjective in nature and involve uncertainties and matters of significant judgement and, therefore, cannot be determined with precision. The effect of using different assumptions and/or estimation methodologies may be significant to the estimated fair value amounts.

The methodologies and assumptions used to estimate the fair values of financial instruments are as follows:

Cash and cash equivalents, trade receivables and trade payables

The carrying amounts approximate fair values because of the short maturity of these instruments.

Finance subsidiaries-receivables

The fair values of retail receivables and term loans to dealers were estimated by discounting future cash flows using the current rates for these instruments of similar remaining maturities. Given the short maturities of wholesale receivables, the carrying amount of such receivables approximates fair value.

Marketable equity securities

The fair value of marketable equity securities was estimated using quoted market prices.

Debt

The fair values of bonds and notes were estimated based on the quoted market prices for the same or similar issues. The fair value of long-term loans was estimated by discounting future cash flows using rates currently available for loans of similar terms and remaining maturities. The carrying amounts of short-term bank loans and commercial paper approximate fair values because of the short maturity of these instruments.

Foreign exchange and interest rate instruments

The fair values of foreign currency forward contracts and foreign currency option contracts were estimated by obtaining quotes from banks. The fair values of currency swap agreements and interest rate swap agreements were estimated by discounting future cash flows using rates currently available for these instruments of similar terms and remaining maturities.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(10)	Risk Management Activities and Derivative Financial Instruments

The Company and certain of its subsidiaries are parties to derivative financial instruments in the normal course of business to reduce their exposure to fluctuations in foreign exchange rates and interest rates. Currency swap agreements are used to convert long-term debt denominated in a certain currency to long-term debt denominated in other currencies. Foreign currency forward contracts and purchased option contracts are normally used to hedge sale commitments denominated in foreign currencies (principally U.S. dollars). Foreign currency written option contracts are entered into in combination with purchased option contracts to offset premium amounts to be paid for purchased option contracts. Interest rate swap agreements are mainly used to convert floating rate financing, such as commercial paper, to (normally three-five years) fixed rate financing in order to match financing costs with income from finance receivables. These instruments involve, to varying degrees, elements of credit, exchange rate and interest rate risks in excess of the amount recognized in the consolidated balance sheets.

The aforementioned instruments contain an element of risk in the event the counterparties are unable to meet the terms of the agreements. However, Honda minimizes the risk exposure by limiting the counterparties to major international banks and financial institutions meeting established credit guidelines. Management does not expect any counterparty to default on its obligations and, therefore, does not expect to incur any losses due to counterparty default. Honda generally does not require or place collateral for these financial instruments.

Foreign currency forward contracts and currency swap agreements are agreements to exchange different currencies at a specified rate on a specific future date. Foreign currency option contracts are contracts that allow the holder of the option the right but not the obligation to exchange different currencies at a specified rate on a specific future date. Foreign currency forward contracts, foreign currency option contracts and currency swap agreements outstanding at September 30, 2003 were ¥406,041 million, ¥90,715 million and ¥361,181 million, respectively and totaled ¥857,937 million. At September 30, 2004, foreign currency forward contracts, foreign currency option contracts and currency swap agreements outstanding were ¥604,790 million, ¥81,801 million and ¥486,980 million, respectively and totaled ¥1,173,571 million. At March 31, 2004, foreign currency forward contracts, foreign currency option contracts and currency swap agreements outstanding were ¥562,698 million, ¥121,143 million and ¥402,256 million, respectively and totaled ¥1,086,097 million.

Interest rate swap agreements generally involve the exchange of fixed and floating rate interest payment obligations without the exchange of the underlying principal amount. At September 30, 2003 and 2004 and March 31, 2004, the notional principal amounts of interest rate swap agreements were ¥2,471,313 million, ¥3,062,511 million and ¥2,556,179 million, respectively.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(11)	Commitments and Contingent Liabilities

At September 30, 2004, Honda had commitments for purchases of property, plant and equipment of approximately ¥40,697 million.

Honda has entered into various guarantee and indemnification agreements. Honda has guaranteed approximately ¥73,312 million of bank loan of employees for their housing costs as of September 30, 2004. If an employee defaults on his/her loan payments, Honda is required to perform under the guarantee. The undiscounted maximum amount of Honda’s obligation to make future payments in the event of defaults is approximately ¥73,312 million. As of September 30, 2004, no amount has been accrued for any estimated losses under the obligations, as it is probable that the employees will be able to make all scheduled payments.

Honda warrants its vehicles for specific periods of time. Product warranties vary depending upon the nature of the product, the geographic location of its sale and other factors.

With respect to product liability, personal injury claims or lawsuits, Honda believes that any judgment that may be recovered by any plaintiff for general and special damages and court costs will be adequately covered by Honda’s insurance and reserves. Punitive damages are claimed in certain of these lawsuits. Honda is also subject to potential liability under other various lawsuits and claims. After consultation with legal counsel, and taking into account all known factors pertaining to existing lawsuits and claims, Honda believes that the overall results of such lawsuits and pending claims should not result in liability to Honda that would be likely to have an adverse material effect on its consolidated financial position and results of operations.

(12)	Leases

Honda has several operating leases, primarily for office and other facilities, and certain office equipment.

Future minimum lease payments under noncancelable operating leases that have initial or remaining lease terms in excess of one year at September 30, 2004 are as follows:

Yen (millions)
Within one year	¥25,554
Over one year	81,661

Total minimum lease payments	¥107,215

Rental expenses under operating leases for the 6 months ended September 30, 2003 and 2004 and for the year ended March 31, 2004 were ¥24,846 million, ¥23,816 million and ¥43,441 million, respectively.

(13)	Subsequent Event

A meeting of the Board of Directors was held on October 27, 2004 and it was resolved that the acquisition of outstanding company stock (common stock) in accordance with Article 211-3, Paragraph 1, Item 2 of Japanese Commercial Code was approved. The main purpose for the acquisition is to improve capital efficiency.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1)	Method of acquisition

Open market

(2)	Maximum number of shares to be acquired

6,250,000 shares

(Ratio to the total number of shares of common stock issued: 0.67%)

(3)	Maximum amount of the acquisition

Japanese Yen 25,000,000,000

(4)	Period of stock purchase

From November 2, 2004 to January 18, 2005

On November 10, 2004, Honda announced plans to expand localization of power train parts production in North America. The plans are for Honda subsidiaries in the United States of America to collectively invest US$270 million and the details of the investment are as follows:

1.	In Georgia, Honda will invest US$100 million to construct a plant that will start assembling 300,000 automatic transmissions at full capacity per year in the fall of 2006. The transmissions will mainly be supplied to Honda Manufacturing of Alabama, LLC.

2.	In Ohio, Honda will invest US$100 million in Honda Transmission Mfg. of America, Inc. to transfer the value-added production of high precision gears from Japan to Ohio in the fall of 2006.

3.	In Alabama, Honda Manufacturing of Alabama, LLC will invest US$70 million to begin the manufacturing of additional engine components at its existing engine plant in the fall of 2006 in order to accelerate the localization of engine parts production.

Honda announced plans that its equity method affiliates in China will expand its automobile production capacity. The details of the expansion in China are as follows:

1.	On November 8, 2004, Honda announced that Dongfeng Honda Automobile (Wuhan) Co., Ltd., a Honda equity method affiliate, has plans to expand its annual production capacity from the current 30,000 units to 120,000 units by early 2006. Honda is expected to invest approximately 2.8 billion R.M.B into the project.

2.	On November 9, 2004, Honda announced that Guangzhou Honda Automobile Co., Ltd., a Honda equity method affiliate, has plans to build the second auto plant, which will reach annual production of 120,000 units. Total investment for the project is expected to be approximately 2.2 billion R.M.B and the new plant is expected to be operational in the latter half of 2006.

Furthermore, Honda Automobile (China) Co., Ltd., a Honda subsidiary, is currently building a new auto plant dedicated exclusively for export. After completion of these plans, Honda’s annual auto production capacity in China will nearly double from the current 270,000 units to 530,000 units in 2006.

In addition, sales and income generated from sales of parts for local production to Honda equity method affiliates are included in the consolidated operating income, and equity income from equity method affiliates is included in equity in income of affiliates in the consolidated statements of income.

Unit Sales Breakdown

	(Thousands of units)
	Three months ended Sep. 30, 2004	Three months ended Sep. 30, 2003	Six months ended Sep. 30, 2004	Six months ended Sep. 30, 2003
MOTORCYCLES

Japan	110	120	207	214
(motorcycles included above)	(110)	(120)	(207)	(214)
North America	152	140	278	239
(motorcycles included above)	(79)	(57)	(142)	(122)
Europe	67	57	176	158
(motorcycles included above)	(63)	(54)	(169)	(153)
Asia	2,124	1,691	4,162	3,189
(motorcycles included above)	(2,124)	(1,691)	(4,162)	(3,189)
Others	248	210	460	419
(motorcycles included above)	(246)	(207)	(454)	(414)

Total	2,701	2,218	5,283	4,219
(motorcycles included above)	(2,622)	(2,129)	(5,134)	(4,092)

AUTOMOBILES

Japan	190	176	344	329
North America	366	385	757	782
Europe	63	57	129	113
Asia	134	84	256	163
Others	41	33	80	56

Total	794	735	1,566	1,443

POWER PRODUCTS

Japan	102	135	220	245
North America	530	419	1,232	1,053
Europe	208	177	493	421
Asia	169	163	373	317
Others	76	84	154	159

Total	1,085	978	2,472	2,195

Segment Information

1. Business Segment Information

(A) For the three months ended September 30, 2004

	(Millions of yen)
	Motor- cycle Business	Auto- mobile Business	Financial Services	Power Product & Other Businesses	Total	Eliminations	Consolidated
Net sales and other operating revenue:

Sales to unaffiliated customers	256,076	1,693,816	64,847	78,839	2,093,578	—	2,093,578
Intersegment sales	0	0	853	2,556	3,409	(3,409)	—

Total	256,076	1,693,816	65,700	81,395	2,096,987	(3,409)	2,093,578
Cost of sales, SG&A. and R&D expenses	236,067	1,573,714	40,172	74,102	1,924,055	(3,409)	1,920,646

Operating income	20,009	120,102	25,528	7,293	172,932	0	172,932

For the three months ended September 30, 2003

	(Millions of yen)
	Motor- cycle Business	Auto- mobile Business	Financial Services	Power Product & Other Businesses	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	233,517	1,646,257	62,895	74,534	2,017,203	—	2,017,203
Intersegment sales	0	0	694	2,290	2,984	(2,984)	—

Total	233,517	1,646,257	63,589	76,824	2,020,187	(2,984)	2,017,203
Cost of sales, SG&A. and R&D expenses	231,592	1,522,403	33,734	74,027	1,861,756	(2,984)	1,858,772

Operating income	1,925	123,854	29,855	2,797	158,431	0	158,431

Segment Information

1. Business Segment Information

(B) For the six months ended September 30, 2004

	(Millions of yen)
	Motor- cycle Business	Auto- mobile Business	Financial Services	Power Product & Other Businesses	Total	Eliminations	Consolidated
Net sales and other operating revenue:

Sales to unaffiliated customers	530,162	3,349,006	123,434	164,129	4,166,731	—	4,166,731
Intersegment sales	0	0	1,690	5,815	7,505	(7,505)	—

Total	530,162	3,349,006	125,124	169,944	4,174,236	(7,505)	4,166,731
Cost of sales, SG&A. and R&D expenses	492,961	3,113,223	77,329	157,798	3,841,311	(7,505)	3,833,806

Operating income	37,201	235,783	47,795	12,146	332,925	0	332,925

For the six months ended September 30, 2003

	(Millions of yen)
	Motor- cycle Business	Auto- mobile Business	Financial Services	Power Product & Other Businesses	Total	Eliminations	Consolidated
Net sales and other operating revenue:

Sales to unaffiliated customers	475,071	3,267,258	126,236	156,866	4,025,431	—	4,025,431
Intersegment sales	0	0	1,311	5,707	7,018	(7,018)	—

Total	475,071	3,267,258	127,547	162,573	4,032,449	(7,018)	4,025,431
Cost of sales, SG&A. and R&D expenses	467,370	3,021,250	67,278	158,655	3,714,553	(7,018)	3,707,535

Operating income	7,701	246,008	60,269	3,918	317,896	0	317,896

Explanatory notes:

1.	Business Segment is based on Honda’s business organization and the similarity of the principal products included within each segment as well as the relevant markets for such products.

2.	Principal products of each segment

Business	Sales	Principal Products
Motorcycle business	Motorcycles, all-terrain vehicles (ATV), personal watercrafts and relevant parts	Motor-driven cycles, mid-sized motorcycles, small-sized motorcycles, all-terrain vehicles (ATV), personal watercrafts
Automobile business	Automobiles and relevant parts	Compact cars, sub-compact cars, minivehicles
Financial services	Financial and insurance services	N/A
Power product & other businesses	Power products and relevant parts, and others	Power tillers, generators, general purpose engines, lawn mowers, outboard engines

2.	Geographical Segment Information

The geographical segmentation is based on the location where sales originated.

(A) For the three months ended September 30, 2004

	( Millions of yen)
	Japan	North- America	Europe	Asia	Others	Total	Eliminations	Consolidated
Net sales and other operating revenue:

Sales to unaffiliated customers	528,267	1,069,045	195,544	190,713	110,009	2,093,578	—	2,093,578
Transfers between geographical segments	492,533	29,541	44,553	21,824	6,591	595,042	(595,042)	—

Total	1,020,800	1,098,586	240,097	212,537	116,600	2,688,620	(595,042)	2,093,578
Cost of sales, SG&A. and R&D expenses	966,961	1,013,440	231,029	194,961	106,010	2,512,401	(591,755)	1,920,646

Operating income	53,839	85,146	9,068	17,576	10,590	176,219	(3,287)	172,932

For the three months ended September 30, 2003

	( Millions of yen)
	Japan	North- America	Europe	Asia	Others	Total	Eliminations	Consolidated
Net sales and other operating revenue:

Sales to unaffiliated customers	459,219	1,136,862	170,207	164,402	86,513	2,017,203	—	2,017,203
Transfers between geographical segments	483,910	30,454	50,236	15,083	3,486	583,169	(583,169)	—

Total	943,129	1,167,316	220,443	179,485	89,999	2,600,372	(583,169)	2,017,203
Cost of sales, SG&A. and R&D expenses	906,524	1,087,261	208,832	165,354	84,374	2,452,345	(593,573)	1,858,772

Operating income	36,605	80,055	11,611	14,131	5,625	148,027	10,404	158,431

2.	Geographical Segment Information

The geographical segmentation is based on the location where sales originated.

(B) For the six months ended September 30, 2004

	( Millions of yen)
	Japan	North- America	Europe	Asia	Others	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	981,635	2,176,453	425,020	372,987	210,636	4,166,731	—	4,166,731
Transfers between geographical segments	997,120	56,793	89,548	42,687	8,490	1,194,638	(1,194,638)	—

Total	1,978,755	2,233,246	514,568	415,674	219,126	5,361,369	(1,194,638)	4,166,731
Cost of sales, SG&A. and R&D expenses	1,891,963	2,067,446	490,520	378,264	199,835	5,028,028	(1,194,222)	3,833,806

Operating income	86,792	165,800	24,048	37,410	19,291	333,341	(416)	332,925

For the six months ended September 30, 2003

	( Millions of yen)
	Japan	North- America	Europe	Asia	Others	Total	Eliminations	Consolidated
Net sales and other operating revenue:
Sales to unaffiliated customers	871,082	2,316,190	373,035	311,499	153,625	4,025,431	—	4,025,431
Transfers between geographical segments	1,015,869	62,777	98,798	27,465	5,819	1,210,728	(1,210,728)	—

Total	1,886,951	2,378,967	471,833	338,964	159,444	5,236,159	(1,210,728)	4,025,431
Cost of sales, SG&A. and R&D expenses	1,813,081	2,190,215	454,310	314,826	148,145	4,920,577	(1,213,042)	3,707,535

Operating income	73,870	188,752	17,523	24,138	11,299	315,582	2,314	317,896

Explanatory note:

Major countries or regions in each geographic segment;	North America	United States, Canada, Mexico
	Europe	United Kingdom, Germany, France, Italy, Belgium
	Asia	Thailand, Indonesia, China, India
	Others	Brazil, Australia

3. Overseas Sales

(A) For the three months ended September 30, 2004

	( Millions of yen)
	North- America	Europe	Asia	Others	Total
Overseas Sales	1,067,364	199,266	245,842	124,830	1,637,302
Consolidated Sales					2,093,578
Overseas Sales Ratio to Consolidated Sales	51.0%	9.5%	11.7%	6.0%	78.2%

For the three months ended September 30, 2003

	( Millions of yen)
	North- America	Europe	Asia	Others	Total
Overseas Sales	1,132,747	173,909	205,422	106,389	1,618,467
Consolidated Sales					2,017,203
Overseas Sales Ratio to Consolidated Sales	56.2%	8.6%	10.2%	5.2%	80.2%

(B) For the six months ended September 30, 2004

	( Millions of yen)
	North- America	Europe	Asia	Others	Total
Overseas Sales	2,172,379	432,345	479,406	242,475	3,326,605
Consolidated Sales					4,166,731
Overseas Sales Ratio to Consolidated Sales	52.1%	10.4%	11.5%	5.8%	79.8%

For the six months ended September 30, 2003

	( Millions of yen)
	North- America	Europe	Asia	Others	Total
Overseas Sales	2,309,525	379,253	397,604	189,017	3,275,399
Consolidated Sales					4,025,431
Overseas Sales Ratio to Consolidated Sales	57.4%	9.4%	9.9%	4.7%	81.4%

Explanatory note:

Major countries or regions in each geographic segment;	North America	United States, Canada, Mexico
	Europe	United Kingdom, Germany, France, Italy, Belgium
	Asia	Thailand, Indonesia, China, India
	Others	Brazil, Australia

(A) Consolidated Balance Sheets

Divided into Non-financial services businesses and Finance Subsidiaries (Unaudited)

(Millions of yen)
Sep. 30, 2004
Assets
< Non-financial services businesses >

Current Assets:	3,038,283
Cash and cash equivalents	678,762
Trade accounts and notes receivable	361,691
Inventories	818,265
Other current assets	1,179,565
Investments and advances	812,547
Property, plant and equipment, at cost	1,520,808
Other assets	270,600

Total assets	5,642,238

< Finance Subsidiaries >

Cash and cash equivalents	17,028
Finance subsidiaries-short-term receivables, net	1,376,539
Finance subsidiaries-long-term receivables, net	2,689,463
Other assets	204,760

Total assets	4,287,790

Eliminations among subsidiaries	(1,012,685)

Total assets	8,917,343

Liabilities and Stockholders’ Equity
< Non-financial services businesses >
Current liabilities:	1,954,299
Short-term debt	173,352
Current portion of long-term debt	6,318
Trade payables	887,882
Accrued expenses	717,039
Other current liabilities	169,708
Long-term debt	28,289
Other liabilities	750,564

Total liabilities	2,733,152

< Finance Subsidiaries >
Short-term debt	1,193,308
Current portion of long-term debt	629,917
Accrued expenses	135,454
Long-term debt	1,564,051
Other liabilities	335,942

Total liabilities	3,858,672

Eliminations among subsidiaries	(808,879)

Total liabilities	5,782,945

Common stock	86,067
Capital surplus	172,529
Legal reserves	34,597
Retained earnings	3,648,428
Accumulated other comprehensive income (loss)	(779,754)
Treasury stock	(27,469)

Total stockholders’ equity	3,134,398

Total liabilities and stockholders’ equity	8,917,343

(B) Consolidated Statements of Cash Flows

Divided into Non-financial services businesses and Finance Subsidiaries (Unaudited)

For the six months ended September 30, 2004

	(Millions of yen)
	Non-financial services businesses	Finance Subsidiaries
Cash flows from operating activities:
Net Income	207,392	34,001
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	105,575	200
Deferred income taxes	33,139	48,715
Equity in income of affiliates	(48,230)	—
Loss on fair value adjustment of derivative instrument (profit)	(4,402)	(27,376)
Decrease (increase) in trade accounts and notes receivable	30,039	—
Decrease (increase) in inventories	(29,256)	—
Increase (decrease) in trade payables	(58,861)	—
Other, net	57,815	(15,921)

Net cash provided by operating activities	293,211	39,619

Cash flows from investing activities:
* Decrease (increase) in investments and advances	(74,924)	—
Capital expenditures	(169,864)	(282)
Proceeds from sales of property, plant and equipment	6,195	163
Decrease (increase) in finance subsidiaries-receivables	—	(279,008)

Net cash used in investing activities	(238,593)	(279,127)

Free cash flow (Cash flows from operating and investing activities)	54,618	(239,508)

Free cash flow of Non-financial services businesses excluding the increase in loans to Finance subsidiaries (Note)	132,359	—

Cash flows from financing activities:
* Increase (decrease) in short-term debt	(39,127)	(29,542)
* Proceeds from long-term debt	5,955	456,147
* Repayment of long-term debt	(5,139)	(189,159)
Proceeds from issuance of common stock	—	1,911
Acquisition of treasury stock	(34,564)	—
Cash dividends paid	(21,650)	—
Increase (decrease) in commercial paper classified as long-term debt	—	26

Net cash provided by (used in) financing activities	(94,525)	239,383

Effect of exchange rate changes on cash and cash equivalents	10,752	649

Net change in cash and cash equivalents	(29,155)	524
Cash and cash equivalents at beginning of period	707,917	16,504

Cash and cash equivalents at end of period	678,762	17,028

Note:	Non-financial services businesses loans to finance subsidiaries. These cash flows were included in the items of "Other net" of Non- financial services businesses, and "Increase (decrease) in short-term debt" and "Repayment of long-term debt" of Finance subsidiaries (marked by *). Free cash flow of Non-financial services businesses excluding the increase in lending to finance subsidiaries are stated for the readers' information. Loans from non-financial services businesses to finance subsidiaries was increased by 77,741 millions of yen for the fiscal first half ended September 30, 2004.

Semi-annual Financial Statements and other information

(1) Semi-annual Financial Statements

 Semi-annual Balance Sheets

			(In Millions of Yen)
			As of September 30, 2003	As of September 30, 2004	As of March 31, 2004
(ASSETS)

I	Current Assets
	1	Cash and bank deposits	¥313,546	¥373,141	¥364,965
	2	Notes receivable-trade	5,283	5,733	2,701
	3	Accounts receivable-trade	228,141	250,691	303,059
	4	Inventories	130,360	146,185	124,693
	5	Short-term loans receivable	32,205	—	24,823
	6	Others	137,343	137,471	149,440
	7	Allowance for doubtful accounts	-3,149	-3,500	-5,093

		Total current assets	843,731	909,722	964,590

II	Fixed assets
	(1)	Tangible fixed assets (Note 1)
	1	Buildings	183,176	203,486	192,400
	2	Machinery and equipment	83,428	78,258	81,598
	3	Land	252,944	268,290	268,391
	4	Others	79,304	84,128	80,906

		Total tangible fixed assets	598,854	634,163	623,296
	(2)	Intangible assets	6,155	5,806	5,975
	(3)	Investments and other assets
	1	Investment securities	501,218	506,935	509,280
	2	Others	187,773	196,835	191,243
	3	Allowance for doubtful accounts	-19,673	-18,073	-17,620

		Total investments and other assets	669,319	685,697	682,903

	Total fixed assets		1,274,329	1,325,667	1,312,176

	Total assets		¥2,118,061	¥2,235,390	¥2,276,766

			(In Millions of Yen)
			As of September 30, 2003	As of September 30, 2004	As of March 31, 2004
(LIABILITIES)

I	Current liabilities
	1	Notes payable-trade	¥1,011	¥1,206	¥1,406
	2	Accounts payable-trade	273,295	319,248	325,621
	3	Short-term loans payable ( Note 4 )	2,554	22,766	3,094
	4	Corporate and other income taxes payable	21,736	5,037	38,619
	5	Accrued product warranty	47,666	46,591	47,531
	6	Accrued employees’ bonuses	36,046	35,694	42,492
	7	Others	99,269	115,364	128,035

		Total current liabilities	481,579	545,908	586,800

II	Non-current liabilities
	1	Long-term loans payable	798	661	735
	2	Accrued product warranty	37,172	34,981	36,986
	3	Accrued employees’ retirement benefits	83,257	112,563	101,061
	4	Accrued officers’ retirement benefits	6,088	5,802	6,407
	5	Others	3,750	3,490	3,675

		Total non-current liabilities	131,066	157,498	148,865

		Total liabilities	612,646	703,407	735,666

(STOCKHOLDERS’ EQUITY)

I	Common stock		86,067	86,067	86,067
II	Capital surplus
	1	Capital surplus	170,313	170,313	170,313
	2	Other capital surplus	190	—	190

		Total capital surplus	170,504	170,313	170,504

III	Retained earnings
	1	Legal reserve	21,516	21,516	21,516
	2	General reserve	1,130,032	1,138,576	1,130,032
	3	Unappropriated retained earnings	144,233	104,639	242,257

		Total retained earnings	1,295,782	1,264,732	1,393,806

IV	Unrealized gain-or-loss on other securities		38,183	38,338	42,387
V	Treasury stock		-85,122	-27,469	-151,665

		Total stockholders’ equity	1,505,415	1,531,982	1,541,100

		Total liability and stockholders’ equity	¥2,118,061	¥2,235,390	¥2,276,766

‚ Semi-annual Statement of Income

		(In Millions of Yen)
		Half Year ended September 30, 2003	Half year ended September 30, 2004	Year ended March 31, 2004
I	Net sales	¥1,580,708	¥1,656,864	¥3,319,793
II	Cost of Sales	1,036,615	1,127,184	2,216,909

	Gross Profit	544,092	529,679	1,102,883
III	Selling, general and administrative expenses	453,792	463,628	918,109

	Operating income	90,299	66,050	184,773
IV	Non-operating income ( Note 1 )	70,586	46,658	143,476
V	Non-operating expenses ( Note 2 )	8,753	29,139	17,005

	Ordinary income	152,131	83,570	311,244
IV	Extraordinary income	1,987	2,010	5,505
VII	Extraordinary loss	4,310	4,128	8,476

	Income before income taxes	149,809	81,451	308,273
	Income Taxes
	Current	46,148	16,590	102,125
	Prior year ( Note 4 )	—	11,786	—
	Deferred	-6,654	1,937	-20,346

	Net income	110,315	51,137	226,494
	Unappropriated retained earnings at beginning of the year	33,918	212,072	33,918
	Retirement of treasury stock	—	158,570	—
	Interim dividends	—	—	18,155

	Unappropriated retained earnings	¥144,233	¥104,639	¥242,257

HONDA MOTOR CO., LTD.

Significant Basic Information for Preparation of the Semi-annual Financial Statements

1.	Basis of accounting for assets and method of cost determination

(1)	Securities

Investments in subsidiaries and affiliates

Investments in subsidiaries and affiliates are stated at cost, which is determined by the moving average method.

Other securities

Marketable securities

Marketable securities classified as other securities are stated at fair value based on market prices at the closing date of the semi-annual period and similar. Any changes in unrealized holding gains or losses, net of applicable income taxes, are included directly in shareholders’ equity and the cost of securities sold is determined using the moving average method.

Non-marketable securities

Non-marketable securities classified as other securities are stated at cost, which is determined by the moving average method.

(2)	Inventories

Finished goods, auto parts for sale, raw materials, work in process and supplies are stated at the lower of the last purchase cost or market.

(3)	Derivative financial instruments

Derivative financial instruments are stated at fair value.

2.	Method of depreciation of fixed assets

(1)	Depreciation of tangible fixed assets is computed using the declining-balance method.

(2)	Amortization of intangible assets is computed using the straight-line method. In addition, amortization of software intended for internal use is based on an estimated useful life of 5 years.

3.	Basis of accounting for provisions and reserves

(1)	Allowance for doubtful accounts

The allowance for doubtful accounts is provided for possible bad debts at an amount determined based on the historical experience of bad debts for normal receivables, in addition, an estimate of uncollectible amounts is made by reference to specific doubtful receivables from customers which are experiencing financial difficulties.

(2)	Accrued product warranty

Accrued product warranty has been provided as a total of the following:

	an estimate of warranty costs to be incurred during the remaining warranty periods based on historical warranty claim experiences and an estimate of the probability of future warranty costs; and

‚	an estimate of future warranty claims mainly associated with regulatory reporting and similar.

(3)	Accrued bonuses

Accrued bonuses are provided for payments of bonuses to employees based on the amount of the estimated bonus payments which is attributable to the semi-annual period.

(4)	Accrued employees’ retirement benefits

Accrued employees’ retirement benefits are provided for payments of retirement benefits at an estimated amount incurred during the half year calculated based on the retirement benefit obligation and the fair value of the pension plan assets at year-end.

The net retirement benefit obligation at transition is amortized by the straight-line method over 15 years.

Prior service costs are amortized by the straight-line method over the average remaining years of service of the employees.

Actuarial gains or losses are amortized in the years following the year in which the gain or loss is recognized by the straight-line method over the average remaining years of service of the employees.

(Additional Information)

As stipulated in the Japanese Welfare Pension Insurance Law, the “Honda Employees’ Pension Fund (Confederated Welfare Pension Fund)” (the “Fund”), of which the Company is one of the members, obtained an approval from the Minister of Health, Labor and Welfare for exemption from benefits obligations related to future employee service in respect of the substitutional portion on April 1, 2004. The Company is currently in the process of transferring past service liabilities to the government.

Amounts to be returned to the government (the minimum reserve for benefit obligation) measured as of September 30, 2004 is approximately ¥147 billion. If the amounts to be returned to the government (the minimum reserve for benefit obligation) had been paid as of September 30, 2004 and the Company had applied “Practical Guidelines on Accounting Standards for Retirement Benefits (Interim Report),” Article 44-2, (The Japanese institute of Certified Public Accountants Accounting System Committee Report No. 13), the estimated extraordinary gain to be recognized would have been approximately ¥81 billion.

(5)	Accrued officers’ retirement benefits

Accrued officers’ retirement benefits are provided for the payment of retirement benefits to directors and statutory auditors at the amount which would be required to be paid if all directors and statutory auditors retired at the end of the semi-annual period in accordance with the internal rules of the Company.

4.	Leases

Finance lease transactions except for those under which the ownership of leased assets is transferred to the lessee, are accounted for as operating leases.

5.	Other significant basic information for preparing the semi-annual financial statements

Accounting for consumption tax

Transactions subject to consumption taxes are recorded at amounts exclusive of consumption taxes.

Consumption tax refund receivable is included in other current assets.

Changes to the Significant Basic Information for Preparation of the Semi-annual Financial Statements

Basis of Accounting for Royalty Income

Prior to the year ended March 31, 2003, royalty income for the Company’s industrial property rights and know-how had been recognized when receipts became due. Effective April 1, 2003, the Company changed the method of recognizing royalty income to recognize such income at the end of the royalty calculation period in accordance with each contract.

This change was made because the new method results in a better recognition of income in each period given the increased significance of royalty income to the Company’s operation since royalty income increased during the half year ended September 30, 2003, mainly due to the expansion of production capacity in the North American region, and the Company expects royalty income will continue to increase due to expanding overseas production.

The effect of this change for the half year ended September 30, 2003 is an increase in sales, gross profit, operating income, ordinary income and income before income taxes of ¥27,225 million, respectively.

Change in Presentation of Non-consolidated Financial Statements

“Short-term loans receivable” (¥20,851 million as of September 30, 2004), which were separately classified as part of “Current assets” in the interim balance sheet as of September 30, 2003, are included in “Others” as part of “Current assets” as of September 30, 2004, because the amount of short-term loans receivable was less than 5% of total assets as of September 30, 2004.

Footnotes

(Notes to Semi-annual Balance Sheets)

1.	Accumulated depreciation of tangible fixed assets

September 30,		March 31,
2003	2004	2004
	(Millions of Yen)
¥902,989	¥917,614	¥910,492

2.	Contingent Liabilities

(1)	Guarantees provided

Guarantees were provided to the following subsidiaries, affiliates and others for the issuance of their unsecured bonds and other purposes:

As of September 30, 2003 (Millions of Yen)

Honda Finance Co., Ltd.	¥30,000
HONDA TRADING AMERICA CORP.	592
HONDA EXPRESS CO., LTD.	39
HONDA FOUNDRY Co., Ltd	17
KOMYO CO., LTD.	15
Honda Engineering Co., Ltd	15
HONDA RACING CORPORATION	9
HONDA R&D CO., LTD	5
Honda Kaihatsu Co., Ltd.	5
HONDA ACCESS CORP.	5
SUZUKA CIRCUITLAND CO., LTD.	2
HONDA AIRWAYS Co., Ltd.	2
Employees	64,484

Total	¥95,195

As of September 30, 2004 (Millions of Yen)

Honda Finance Co., Ltd.	¥30,000
HONDA TRADING AMERICA CORP.	902
HONDA EXPRESS CO., LTD.	34
HONDA FOUNDRY Co., Ltd	14
KOMYO CO., LTD.	14
Honda Engineering Co., Ltd	12
HONDA RACING CORPORATION	5
Honda Kaihatsu Co., Ltd.	5
SUZUKA CIRCUITLAND CO., LTD.	2
HONDA AIRWAYS Co., Ltd.	1
HONDA R&D CO., LTD	—
Employees	56,948

Total	¥87,942

As of March 31, 2004 (Millions of Yen)

Honda Finance Co., Ltd.	¥30,000
HONDA TRADING AMERICA CORP.	773
HONDA EXPRESS CO., LTD.	36
HONDA FOUNDRY Co., Ltd.	15
KOMYO CO., LTD.	15
Honda Engineering Co., Ltd.	14
HONDA RACING CORPORATION	5
Honda Kaihatsu Co., Ltd.	5
HONDA ACCESS CORP.	4
SUZUKA CIRCUITLAND CO., LTD.	2
HONDA AIRWAYS Co., Ltd.	1
HONDA R&D CO., LTD.	—
Employees	59,953

Total	¥90,830

(2)	Keep-well agreements

The Company entered into the keep-well agreements with the subsidiaries for the purpose of credit enhancement in connection with the financing.

The related outstanding balances of obligations owed by the subsidiaries are as follows:

As of September 30, 2003 (Millions of Yen)

Honda Finance Co., Ltd.	¥238,000
HONDA INTERNATIONAL FINANCE B.V.	60,710
HONDA FINANCE EUROPE PLC.	18,254

Total	¥316,965

As of September 30, 2004 (Millions of Yen)

Honda Finance Co., Ltd.	¥273,000
HONDA INTERNATIONAL FINANCE B.V.	61,283
HONDA FINANCE EUROPE PLC.	22,968
Honda Bank G.m.b.H.	8,222

Total	¥365,473

As of March 31, 2004 (Millions of Yen)

Honda Finance Co., Ltd.	¥237,500
HONDA INTERNATIONAL FINANCE B.V.	54,921
HONDA FINANCE EUROPE PLC.	16,797
Honda Bank G.m.b.H.	2,577

Total	¥311,796

	September 30,		March 31,
	2003	2004	2004
		(Millions of Yen)
3. Export bills of exchange discounted (without letters of credit)	¥3,832	¥5,243	¥5,221

4. Short-term loans payable primarily comprise of funds received from subsidiaries by means of the Cash Management System.

(Notes to Semi-annual Statements of Income)

	Half year ended September 30, 2003	Half year ended September 30, 2004	Year ended March 31, 2004
		(Millions of Yen)
1. Non-operating income mainly consists of:
Interest income	¥216	¥250	¥393
Dividends received	¥51,578	¥34,856	¥106,229

2. Non-operating expenses mainly consist of:
Interest expenses	¥80	¥75	¥146
Foreign exchange losses		¥17,614

3. Depreciation expense
Tangible fixed assets	¥26,634	¥27,336	¥57,325
Intangible assets	149	442	538

Total	¥26,783	¥27,779	¥57,864

4. The prior year income taxes are due to assessment by the Japanese tax authorities as a result of their transfer pricing audit relating to the Company’s motorcycle business in Brazil.

(Lease Transactions)

Finance lease transactions except for those under which the ownership of leased assets are transferred to the lessee.

1.	Pro forma acquisition cost, accumulated depreciation and net book value of leased assets

As of September 30, 2003 (Millions of Yen)

	Acquisition cost	Accumulated depreciation	Net book value
Tools, furniture and fixtures	¥6,335	¥3,384	¥2,950
Other	209	124	85

Total	¥6,545	¥3,508	¥3,036

As of September 30, 2004 (Millions of Yen)

	Acquisition cost	Accumulated depreciation	Net book value
Tools, furniture and fixtures	¥6,110	¥2,908	¥3,201
Other	175	115	60

Total	¥6,286	¥3,024	¥3,261

As of March 31, 2004 (Millions of Yen)

	Acquisition cost	Accumulated depreciation	Net book value
Tools, furniture and fixtures	¥6,480	¥3,220	¥3,259
Other	191	127	63

Total	¥6,671	¥3,348	¥3,323

The above pro forma acquisition costs include imputed interests because the balance of future lease payments is immaterial to the balance of tangible fixed assets and related factors as of the half year-end (year-end).

2.	Future lease payments

As of September 30, 2003 (Millions of Yen)

Within one year	Over one year	Total
¥1,376	¥1,659	¥3,036

As of September 30, 2004 (Millions of Yen)

Within one year	Over one year	Total
¥1,326	¥1,935	¥3,261

As of March 31, 2004 (Millions of Yen)

Within one year	Over one year	Total
¥1,381	¥1,942	¥3,323

The above future lease payments include imputed interests because the balance of future lease payments is immaterial to the balance of tangible fixed assets and related factors as of the half year-end (year-end).

3.	Lease payments and pro forma depreciation expenses

Half year ended September 30, 2003 (Millions of Yen)

Lease payment	Depreciation expenses
¥917	¥917

Half year ended September 30, 2004 (Millions of Yen)

Lease payment	Depreciation expenses
¥771	¥771

Year ended March 31, 2004 (Millions of Yen)

Lease payment	Depreciation expenses
¥1,667	¥1,667

4. Method of estimating pro forma depreciation expenses

Pro forma depreciation expenses of leased assets are calculated using the straight-line method over the respective lease terms with the residual value of zero.

(Securities)

Marketable equity securities as of September 30, 2003 and 2004 and March 31, 2003, which are included in investments in subsidiaries and affiliates, are as follows:

As of September 30, 2003 (Millions of Yen)

	Carrying value	Fair value	Unrealized gain
Investments in subsidiaries	¥3,124	¥14,197	¥11,073
Investments in affiliates	24,729	132,522	107,793

Total	¥27,853	¥146,720	¥118,866

As of September 30, 2004 (Millions of Yen)

	Carrying value	Fair value	Unrealized gain
Investments in subsidiaries	¥3,124	¥27,175	¥24,051
Investments in affiliates	24,729	166,892	142,162

Total	¥27,853	¥194,067	¥166,214

As of March 31, 2004 (Millions of Yen)

	Carrying value	Fair value	Unrealized gain
Investments in subsidiaries	¥3,124	¥20,334	¥17,209
Investments in affiliates	24,729	142,570	117,841

Total	¥27,853	¥162,905	¥135,051

(Per Share Data)

	Half year ended September 30, 2003	Half year ended September 30, 2004	Year ended March 31, 2004
		(Yen)
Net asset per share	¥1,575.48	¥1,640.00	¥1,637.87
Net income per share	¥115.00	¥54.52	¥237.51

Diluted net income per share is not provided as there is no potential dilution effect.

*The basis of the computation of net income per share is as follows:

	Half year ended September 30, 2003	Half year ended September 30, 2004	Year ended March 31, 2004
Net income	¥110,315 million	¥51,137 million	¥226,494 million
Amount not applicable to common stock	—	—	—
(Directors’ bonuses)	(—)	(—)	(—)
Net income applicable to common stock	¥110,315 million	¥51,137 million	¥226,494 million
Weighted average number of shares	959,257,426 shares	937,976,314 shares	953,638,262 shares

(Significant Subsequent Events)

A meeting of the Board of Directors was held on October 27, 2004 and it was resolved that the acquisition of outstanding company stock (common stock) in accordance with Article 211-3, Paragraph 1, Item 2 of Japanese Commercial Code was approved. The main purpose for the acquisition is to improve capital efficiency.

(1) Method of acquisition

Open market

(2) Maximum number of shares to be acquired

6,250,000 shares

(Ratio to the total number of shares of common stock issued: 0.67%)

(3) Maximum amount of the acquisition

Japanese Yen 25,000,000,000

(4) Period of stock purchase

From November 2, 2004 to January 18, 2005